December 20, 2001



BY FAX (202) 942-9533



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Withdrawal of Amerigon Incorporated's Registration
          Statement on Form S-3 (File No. 333-74526)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Amerigon Incorporated, a California corporation (the "Company"), hereby requests the withdrawal of its Registration Statement on Form S-3 (No. 333-74526), filed with the Securities and Exchange Commission on December 4, 2001 (the "Registration Statement"). This application for withdrawal is made because the Company has decided not to proceed with the rights offering which was the subject of the Registration Statement due to timing considerations. No securities were offered or sold in connection with the rights offering to which the Registration Statement related.

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

     If you have any questions regarding this letter, please contact Company's counsel, John A. Laco of O'Melveny & Myers LLP, at (213) 430-6544.

                                   Amerigon Incorporated


                                   By:  /s/ Sandra L. Grouf
                                        Sandra L. Grouf
                                        Chief Financial Officer


cc:  Max A. Webb
     Kim Mazur
     John A. Laco, Esq., O'Melveny & Myers LLP